                                                               EXHIBIT (c)(3)

                               MEDIA SOURCE, INC.

                          MEMORANDUM ON ANALYSIS AS OF

                                 MARCH 31, 2003

                              FOR USE IN A PROPOSED
                              SHARE PURCHASE OFFER

                               MEDIA SOURCE, INC.

                          MEMORANDUM ON ANALYSIS AS OF

                              MARCH 31, 2003, 2003

                              FOR USE IN A PROPOSED
                              SHARE PURCHASE OFFER

                              USING FINANCIAL DATA
                                     THROUGH

                                FEBRUARY 28, 2003

March 31, 2003

Special Committee of the
Board of Directors
Media Source, Inc.
5695 Avery Road
Dublin, Ohio 43016

Attention:  Rodney L. Taylor
            Chairman of the Special Committee

        Re: Proposed merger -
            fairness of transaction

Gentlemen:

We are pleased to submit this report which summarizes our analysis performed to develop an opinion as to the fairness, from a financial point of view, to the public shareholders of Media Source, Inc. (the "Company") of a proposed transaction whereby S. Robert Davis and Charles Davis will effectively purchase all of the Company's shares held by the public shareholders for cash consideration of $24 per share.

This report describes the processes, methodologies, and computations used in our analysis. Based upon our analysis of the factors deemed relevant, it is our opinion that the consideration to be received by the public shareholders of the Company in connection with the proposed transaction is fair, from a financial point of view, after giving consideration to the exercise of Mr. Davis' 100,000-share option.

Very truly yours,

COMMONWEALTH BUSINESS ADVISORY GROUP, INC.

David L. Kiesling
President
/dlk

                               MEDIA SOURCE, INC.

                           ANALYSIS - FAIRNESS OPINION

                         VALUATION DATE: MARCH 31, 2003

                                TABLE OF CONTENTS

                                                                                                 Page
  I.        Summary

   A.       Overview                                                                               1
   B.       Analysis Summary                                                                       4

 II.        Approach

   A.       Purpose and Scope                                                                      5
   B.       Fairness from a Financial Point of View                                                7
   C.       Concepts of Value                                                                      8
   D.       Financial Factors                                                                     11
   E.       Analysis Procedures and Approach                                                      12

III.        Review of Valuation Criteria

   A.       Nature and History of the Business                                                    13
   B.       Economic and Industry Outlook                                                         27
   C.       Book Value and Financial Condition                                                    37
   D.       Review of Operations and Earnings Capacity                                            41
   E.       Dividend Paying Capacity and Payout History                                           44
   F.       Goodwill and Intangible Value                                                         45
   G.       Previous Sales of Stock                                                               45
   H.       Comparable Publicly-traded Stocks                                                     46

 IV.        Valuation Methods

   A.       Methods Considered                                                                    49
   B.       Relevant Calculations                                                                 51

  V.        Conclusion

   A.       Per Share Considerations                                                              55
   B.       Conclusion                                                                            56

   Exhibits

                                   I. SUMMARY

A.       OVERVIEW

         This analysis was performed to develop an opinion as to the fairness, from a financial point of view, to the public shareholders of Media Source, Inc. (the "Company") of a proposed transaction whereby S. Robert Davis and Charles Davis will effectively purchase all of the Company's shares held by the public shareholders for cash consideration of $24 per share.

         Media Source, located in Plain City, Ohio, is a distributor of children's literature, principally hard-cover books, for grades K through 12, to schools and libraries, primarily through a subscription service. Business is conducted under the name "The Junior Library Guild." Revenues have increased from $4.3 million in 2000 to $7.4 million for the year ended December 31, 2002, while operating income (income before interest and taxes) has more than doubled, from $730,000 in 2002 to $1.9 million in 2002. Except for $1.3 million related to a capitalized lease, the Company is essentially debt-free, and has a strong financial position, with an estimated $1.5 million of excess working capital beyond that required to support current operations.

         Management is of the opinion that revenues for 2003 for The Junior Library Guild operation will approximate those of 2002. Another business line acquired in

         December, 2002, known as "The Reading Circle" is estimated to be able to contribute $500,000 in annual revenues. Therefore, total projected revenues for 2003 is $8 million. Margins are expected to be in line with those of the recent past, but the low expense level achieved in 2002 will not be maintained. After considering increased operating expenses, operating income is projected to be in the range of $1.4 million.

         Over the years, the Company, or one of its wholly owned subsidiaries, has accumulated substantial net operating loss carry forwards. As of December 31, 2002, an estimated $14 million of operating loss carry forwards are available to offset future taxable income, expiring during the years 2007 through 2020. A change in ownership control would result in the loss of the ability to utilize this loss carryforward.

         In May, 2000, a non-statutory option was granted to S. Robert Davis for 100,000 common shares of the Company in exchange for his allowing the Company to restructure his $500,000 subordinated note originally due August 1, 2000. These options were priced at $2.25 per share, being one-eighth above the fair market value of the shares as of the date of the grant. These options are exercisable after May 10, 2003, and expire after May 10, 2006. While these options are not, in fact, exercisable as of March 31, 2003, we have assumed that the purchase of shares from the public shareholders would not occur until after May 10, 2003, and have treated these shares as outstanding on a pro forma basis.

         The Company's common stock is traded on the OTC bulletin board administered by the NASDAQ stock market. Share trading volume for 2002 and year-to-date 2003 is summarized on Exhibit H, and share prices for the last five years and year- to-date 2003 are summarized on Exhibit I. Officers and directors as a group hold 75% of the pro forma outstanding shares. While share prices have trended upward over the last three years, these shares are very thinly traded. The closing share price as of November 11, 2002, prior to announcement of the Davis' purchase offer, was $20.01 per share.

B.       ANALYSIS SUMMARY

         While we considered net asset value in our analysis, and also looked to the public marketplace for similarly-sized businesses in comparable industries, we did not find these approaches relevant in evaluating the Company's share value. We focused on an operating cash flow approach, employing both a single-period capitalized methodology and a multiple-year discounted approach.

         In addition to this financial analysis we reviewed other documents related to the Company including corporate minutes, marketing materials, management resumes, and data relating to share pricing and volume, and conducted interviews with management and outside professionals regarding Company operations and prospects.

                                  II. APPROACH

A.       PURPOSE AND SCOPE

         This analysis was performed to develop an opinion as to the fairness, from a financial point of view, to the public shareholders of Media Source, Inc. of a proposed transaction whereby S. Robert Davis and Charles Davis will effectively purchase all of the Company's shares held by the public shareholders for cash consideration of $24 per share. The capitalization of the Company, a Delaware corporation, consists of 300,000 authorized shares of $.01 par value preferred stock, none of which are issued and outstanding, and 500,000 authorized shares of common stock, 323,776 shares of which are issued and outstanding. For purposes of this analysis, an option to acquire 100,000 common shares, exercisable as of May 10, 2003 under the terms of a non-statutory option, was considered as exercisable on a pro forma basis, resulting in pro forma outstanding common stock of 423,776 shares

         This analysis includes and considers management's representation of historical and non-financial operating data and financial data for Media Source, Inc. as reported in its audited financial statement and Form 10-KSB for the years ended December 31, 1998 through December 31, 2002, and unaudited interim internal financial statements for the two months ended February 28, 2003.

         The Company and its representatives warranted to us that the information they supplied was complete and accurate to the best of their knowledge and the financial statement information reflects the Company's results of operations and financial condition in accordance with generally accepted accounting principles, unless otherwise noted. Information supplied by management has been accepted as correct without further verification, and we express no opinion on that information.

         Information, estimates and opinions contained in this report were obtained from sources considered to be reliable. However, we assume no liability for such sources.

         Other matters related to the scope of this engagement are detailed in Exhibit P.

         Our procedures were substantially completed as of March 31, 2003. Any transactions or events subsequent to that date have not been considered.

B.       FAIRNESS FROM A FINANCIAL POINT OF VIEW

         Fairness, from a financial point of view, encompasses "fair market value." Fair market value may be defined as:

                  "the price at which the stock of a company would change hands between a willing buyer and a willing seller, under compulsion to neither buy nor sell, and both thoroughly informed of all pertinent facts having a direct bearing on the value of the stock."

         This definition assumes a hypothetical arms-length sale without regard to a specific buyer or seller. This definition also presumes that the parties have the financial capabilities to consummate the transaction.

C.       CONCEPTS OF VALUE

         In a financial sense, the value of a business interest is the present worth of the future benefits of ownership. Three concepts must be considered in order to define value in the financial sense. These concepts are PRESENT VALUE, EXPECTED VALUE, and RESALE VALUE. Together, these concepts create the model for valuing business entities and their stock.

                  PRESENT VALUE - This concept incorporates and relies upon the time value of money. Investments backed by the U. S. Treasury generally represent the minimum time value of money (currently about 4.7% per annum for long-term funds). The Present Value Theory equates $1.00 today with $1.047 a year from now in a risk-free environment. Similarly, a perpetual, risk-free stream of $.047 per year has a present value of $1.00.

                  EXPECTED VALUE - This is a statistical term rooted in probability theory. If a dice thrower were to roll one die and receive $100 for throwing a six but nothing for any other number, the Expected Value of each toss would be one-sixth of $100, or $16.66. Anyone paying more than the Expected Value would come out a loser in the long run.

                  If the payoff of a toss were $1 for a one, $2 for a two, $3 for a three, etc. up to $6 for a six, the Expected Value of a toss would be 1/6(1) + 1/6(2) + 1/6(3) + 1/6(4) + 1/6(5) +
                  1/6(6) or $3.50.

                  RESALE VALUE - Sometimes the payoff on an investment comes only when it is resold. Undeveloped real estate, baseball cards, art, stamps and antiques, for example, may have value but that value can be measured financially only if an active resale market exists.

         Placing analysis of a company's operations and prospects within the above framework provides the basis for quantifying fair market value for the shares under consideration.

         Section III will discuss the specific valuation methods considered in this analysis, the reasons for those employed in determining fair market value, and touch upon the effect of the above concepts.

         As previously noted, in the financial sense, the value of an equity ownership position is the present worth of estimated future benefits. To quantify such present value for a closely-held equity, it is necessary to measure various internal and external factors and evaluate their relevance to the particular company's circumstances, since there is no direct price-determining mechanism.

         Various valuation methods may be used to quantify the present value of a company's future benefits. The concepts that provide the basis for application of these methods may be broadly categorized into:

                           (a), EARNINGS BASED, either using historical performance as an indicator of future benefits (e.g., capitalization of a historical earnings base) or projecting future operations based upon an assessment of present and anticipated market conditions (discounted future earnings or cash flow);

                           (b), comparing the company to publicly-traded companies believed to possess similar operating, market, and investment characteristics as well as prospects, and developing a pricing mechanism to apply to one, or several, company factors (MARKET approach), and;

                           (c), reliance on the residue of application of the accounting model or some other asset-driven determination as providing a meaningful measure of value (net asset or BOOK VALUE approach).

         Each of these concepts may merit consideration, and an important element of the valuation process is selection of the appropriate method or methods.

D.       FINANCIAL FACTORS

         In performing our analysis we have considered, among other things, the following factors:

                  1. The nature of the business and the history of the enterprise since its inception.

                  2. The economic outlook in general and the condition and outlook of the specific industry.

                  3. The book value of the stock and the financial condition of the business.

                  4.       The earnings capacity of the company.

                  5.       The dividend-paying capacity of the company.

                  6. Whether or not the enterprise has goodwill or other intangible value.

                  7. Past sales of the stock, as well as the size of the block of stock to be valued.

                  8. The market price of stocks of corporations engaged in the same or a similar line of business having their stocks actively traded in a free and open market, either on an exchange or over the counter.

E.       ANALYSIS PROCEDURES AND APPROACH

         In conducting our analysis, we have performed the following:

                  1. Conducted interviews with key Company personnel and outside professionals.

                  2. Performed detailed analysis of financial and operating data.

                  3. Visited the Company's main office and warehousing facilities in Plain City, Ohio.

                  4. Evaluated the relevancy of the factors previously described in relation to the Company's operations.

                  5. Reviewed publicly-available data to search for corporations engaged in businesses or markets having characteristics which we believe investors would assess as similar to the Company's, to assist in determining the relevance of a market-based valuation approach.

                  6. Prepared a discounted future cash flow analysis based upon present circumstances and information currently available. This analysis recognizes the timing of future earnings and the earnings potential of the Company and the risk inherent in the business and the projections.

                  7. Considered other business and valuation factors, as detailed elsewhere in this report.

                  8. Developed a mechanism, using the relevant information determined above, to evaluate, from a financial point of view, the fairness of the consideration to be received by the public shareholders in the proposed transaction.

                        III. REVIEW OF VALUATION CRITERIA

A.       NATURE AND HISTORY OF THE BUSINESS

         1.       Overview

                  The operations of Media Source are principally through its wholly-owned subsidiary, MT Library Services, Inc., a Florida corporation which, under the name of The Junior Library Guild, distributes children's books throughout the United States, primarily through subscription services. Customers are predominately public libraries and private and public school libraries.

                  Since concentrating on the book subscription business over the last three years, revenues have increased from $4.3 million to $7.4 million, while operating income (income before interest and income taxes) has increased from $700,000 to $1.9 million. Management does not believe that this level of growth can be sustained and, in fact, foresees stability of revenues at present levels and a decline in operating income.

         2.       History and Operations

                  Formed as an Ohio corporation in 1980, and reincorporated under the laws of the State of Delaware in 1994, the Company has engaged in various business activities during its history, most recently (over the last five years) in book fairs and distribution of books to libraries through a subscription service. In 1998, the Company disposed of its book fair business. In 1999, it changed its name from Pages, Inc., to Media Source, Inc.

                  The principal business activity is distribution of children's literature through book subscriptions directly to librarians at public libraries as well as private and public school libraries. The primary focus is literature for children in Kindergarten through Grade 12, which encompasses a student enrollment of over 52 million. Currently, ten reading levels are offered under a twelve- month subscription program; two additional reading levels are planned for 2003, bringing the total reading levels to twelve.

                  For many years, when an adjunct to the book fair business, The Junior Library Guild activities languished in the range of approximately $2 million in annual revenues. Upon disposal of the book fair business, marketing attention was focused on this activity, resulting in increased revenues over the last several years.

                  Operations are conducted from a leased office and warehouse facility located in Plain City, Ohio. Corporate offices are located nearby in Dublin, Ohio. Also, there is an editorial department located in New York City, with five employees, which selects book titles from manuscripts and other sources submitted from children's book publishers. All of the employees are non-union.

         3.       Business Dynamics

                  Media Source is essentially a small specialty distributor. It is able to obtain favorable pricing from publishers by committing to a (relatively) large block purchase in advance of publication. Many of its customers abide by the terms of their subscription agreements, and pay for their subscriptions in advance, providing a low-cost source of financing.

                  A major business risk is the estimating of book purchases, as these buying commitments are made well in advance of receiving customer subscriptions. If too many books are purchased, disposal of the overstocks presents a major challenge. If too few books are purchased, the incremental purchases are at a much higher price, significantly eroding margins.

                  Book selection also presents somewhat of a challenge. If a publisher knows in advance that a certain book will be a major hit, there is no incentive to sell to

                  Media Source at a favorable price. Also, advance book selection eliminates a portion of the potential market, as certain librarians believe that book selection is a significant part of their responsibilities, and would never consider subscribing to a selection service.

                  Finally, surprisingly, a subscription commitment, although only slightly over $100, frequently represents a significant budget item to a library or a school. The present funding conditions of schools and public libraries frequently make discretionary book purchases extremely difficult.

         4.       Competition

                  The sale and distribution of children's literature to public and school libraries, and sale and distribution of leisure-based literature in general, is a highly competitive business. All major booksellers, including Amazon, Borders, and Barnes and Noble, are competitors in this marketplace. Even the publishers from which Media Source buys its books have distribution arms that it must compete against. All of these companies possess greater financial and operating resources than Media Source.

         5.       Marketing and Customer Service

                  The Junior Library Guild was founded in 1929, and is a valued trademark and identity in the children's library market. High quality, award winning children's literature is offered in ten reading levels through a twelve month subscription program. These offerings are first edition hardcover books at up to 50% off of publishers' cover prices.

                  There are over 17,000 public libraries and over 110,000 school libraries in the United States. The Company markets directly to these libraries, principally through a network of trained telephone representatives. These sales representatives undergo training, monitoring, and supervision to ensure quality control and consistency.

                  In primary and secondary schools, decisions related to book subscriptions and literature are usually made by school librarians, media specialists, or reading specialists. Company surveys indicate that product quality, price, and customer service are the three most important factors considered by librarians in selecting a book subscription company. In addition to an effective Internet customer service system, a customer service department with a national toll-free number is maintained.

                  A subscriber receives twelve books each year at the selected reading level, shipped upon publication, at the rate of one book per month. Annual subscription cost is $119.40 ($9.95 per book), payable in advance. Recently, the Company was able to break the $10-per-book barrier for non- fiction books; a non-fiction subscription is $10.95 per book, or $131.40 per year. The Company also bills for shipping charges, which aggregated over $800,000, or 11.5% of revenues, in 2002.

                  Subscribers are notified twice yearly of forthcoming books. Also, subscribers may purchase back list items at a substantial savings.

         6.       Management and Employees

                  Principal management personnel include the following:

                  S. Robert Davis - Chairman Mr. Davis became the chairman of Media Source in May, 1992, and is its principal shareholder. Since that time, he has successfully directed a restructuring of the business, and provided strategic oversight and direction for achieving profitability in the remaining operations.

                  In addition to his involvement with Media Source, Mr. Davis is Chairman of the board of CASCO International, Inc., located in Shelby, North Carolina, a leader in the recognition and service award industry. He is also president of Midstates Development Corp. and Northwest Capital Corp., real estate development corporations which have completed hundreds of millions of dollars of development of residential and commercial real estate. His prior business experiences include founding of Arthur Treacher's Fish and Chips, being one of the founders of Wendy's International, and being a major stockholder of Buckeye Financial Corporation.

                  Randall J. Asmo - Executive Vice President Randy Asmo has been associated over the past fifteen years with various operations of the S. Robert Davis organizations. A 1987 graduate of The Ohio State University, he is president of Junior Library Guild, and is responsible for overseeing and directing day-to-day operations.

                  Susan Marston - Editorial Director Susan has been with the Company since 1991. In addition to a masters in education, with teaching experience in both preschool and elementary levels, she has taken publishing courses at various institutions. Susan directs the New York editorial staff and manages the overall book title selection process.

                  Donald R. Hollenack - Chief Financial Officer Don, a certified public accountant by background, has been the chief financial officer since April,

                  1999. In that position, he is responsible for financial reporting, accounting systems, and human resources. His prior experience includes financial responsibilities in a diverse group of businesses, and experience in public accounting. He is a 1987 graduate of The Ohio State University.

                  Donald Lucater - Sales and Marketing Manager Don has been with Media Source since 1999, and is responsible for developing sales and marketing strategy, managing a staff of account representatives, as well as recruiting, training, and evaluating the sales staff.

                  Michael B. Teegarten - Operations Manager Michael has been with the Company for almost one year, and is responsible for all of the operating activities in the warehouse, customer service departments, and computer related operations.

                  The Company has a total of 49 employees, none of which are represented by a labor union.

         7.       Facilities and Equipment

                  The principal operating facility is a 24,200 square foot office and warehouse located in Plain City, Ohio. This facility is leased from a related party, at lease rates which, in management's estimation, are comparable to market rates. The lease term is through October, 2020, on a triple net basis. For financial reporting, this lease has been capitalized, at an implicit interest rate of 9%, with a resulting building value of $1,250,000.

                  The Company also leases 1,800 square feet of office space in Dublin, Ohio, on a month-to-month basis from a related party. Annual costs of this lease is $38,000, or approximately $7.90 per square foot.

                  Finally, a 1,200 square foot office in New York City is leased from a third party for its editorial staff.

                  In addition to these leased buildings, there are the requisite computer equipment and warehouse materials handling equipment to conduct business activities. None of this equipment is specialized.

                  The facilities are adequate for their purpose, and in good condition.

         8.       Growth Potential

                  In 2002, the Company had subscription revenues of $5.4 million, an increase of 22% over 2001's $4.4 million. The current customer base consists of approximately 10,000 customers, which would be approximately 8% of the potential national market of 127,000 school and public libraries.

                  While there appears to be the possibility for increased market penetration, the Company has noticed a decline in renewal of subscriptions over the past several years as the economy has declined. Management is of the opinion, based upon renewals and current sales activity, that revenues from subscription activities in 2003 will approximate those of 2002. Continued growth from this revenue base will be dependent upon external factors, such as general economic conditions and the state of school and library purchasing budgets, as well as the effectiveness of Company marketing activities.

         9.       Shareholders

                  Media Source has had public shareholders virtually since its founding, and is subject to SEC reporting requirements. Shares are traded on the OTC Bulletin Board system, maintained by NASDAQ. There are approximately 443 shareholders.

                  Management and director shareholders, and those holding over 10,000 shares, are summarized on Exhibit J. This exhibit reflects the exercise of Mr. Davis' option to acquire an additional 100,000 shares of common stock although this option is not exercisable until May of 2003. (See item 10 below)

                  After exercise of this option, Mr. S. Robert Davis and Mr. Charles Davis control almost 74% of the Company's outstanding stock.

         10.      Option Agreement

                  In May, 2000, a non-statutory option was granted to S. Robert Davis for 100,000 common shares of the Company in exchange for his allowing the Company to restructure his $500,000 subordinated note originally due August 1, 2000. These options were priced at $2.25 per share, being one-eighth above the fair market value of the shares as of the date of the grant. These options are exercisable after May 10, 2003, and expire after May 10, 2006.

                  For purposes of our analysis, we have assumed that the contemplated purchase of shares from the public shareholders would be subsequent to the option exercise date of May 10, 2003, and that Mr. Davis would exercise his option to acquire these shares. Therefore, we have treated such shares as outstanding, and given consideration to the $225,000 option proceeds which would arise upon exercise of this option.

         11.      Net Operating Loss Carryforward

                  Over the years, the Company, or one of its wholly owned subsidiaries, has accumulated substantial net operating loss carry forwards. As of December 31, 2002, an estimated $14 million of operating loss carry forward is available to offset future taxable income, expiring during the years 2007 through 2020.

                  Any "ownership change" as defined in the Internal Revenue Code and Regulations would result in complete elimination of this operating loss carry forward for tax purposes. As presently constituted, acquisition of minority shares by the Davis' will not constitute an "ownership change". However, acquisition of their interests by other investors would constitute an "ownership change," thereby eliminating the operating loss carry forward.

                  For our analysis, we have assumed that the net operating loss carry forward can be used, and, therefore, the Company will not be a taxpayer in the foreseeable future.

         12.      Acquisition of The Reading Circle

                  In December, 2002, the Company acquired an enterprise known as "The Reading Circle" [formerly The Ohio Reading Circle] for $150,000. This price was a negotiated price between the parties, and has no direct relationship to historical operating performance. This enterprise sells to the same customer group as the Media Source, but is a seller of new release trade books and reference books to the school and library market, rather than a subscription service. Annual revenues have been approximately $500,000, and the venture has been marginally profitable in the recent past.

                  Management estimates that it can maintain the $500,000 annual volume, and achieve some operating cost efficiencies. Margins, however, will not be in the range of that realized by the Junior Library Guild, due to pricing pressures and lack of buying power.

         13.      Historical Share Price and Volume

                  The Company's common stock is traded on the OTC bulletin board administered by the NASDAQ stock market. Share trading volume for 2002 and year-to-date 2003 is summarized on Exhibit H, and share prices for the last five years and year-to-date 2003 is summarized on Exhibit I.

                  As the data on Exhibit H demonstrates, shares in this company are very thinly traded. Most months in 2002 had trades on only three to five days; in fact, there were no trades at all in the month of July. Two blocks of 36,600 shares and 10,900 shares, respectively, accounted for almost 50% of the year's trading activity. Share pricing is presented on Exhibit I. These over- the-counter market quotations reflect interdealer prices, without retail markups, markdowns, or commissions, and may not necessarily represent actual transactions.

                  Share price on this low trading volume has been volatile but has tended to increase over the last four years from a low of $0.10 per share in 1999 to $20.01 per share on November 11, 2002, immediately prior to the Davis' announcement of the intent to acquire Company shares.

B.       ECONOMIC AND INDUSTRY OUTLOOK

         1.       State of the Economy

                  1        General Economic Conditions

                  After a healthy third quarter, the economy faltered during the fourth quarter of 2002. The Gross Domestic Product (GDP) posted a weaker than expected fourth quarter figure, reflecting the economy's up-and-down performance in 2002.

                  1.1      Gross Domestic Product

                           The US Department of Commerce reported that the economy grew by an annual rate of .7% in the fourth quarter of 2002, as indicated by the GDP, after registering a solid 4.0 percentage gain in the third quarter of 2002. The fourth quarter was the worst performer in 2002, and was the weakest showing since the economy contracted at a .3 percent rate in the third quarter of 2001. Overall, in 2002 the economy grew at a 2.4 percent annual rate, which is a significant improvement over the .3 rate recorded in 2001. The fourth quarter's slow growth is attributed to the decrease in consumer consumption and the growing trade deficit, which overcame increases in government spending and business investment in the quarter.

                  1.2      Consumer Spending

                           The biggest factor in the weak growth in the GDP in the fourth quarter was that consumers, who account for two-thirds of all economic activity in the US, increased spending at a low rate of 1.0%. This is down from a strong 4.2% gain in the third quarter, and 6% in the fourth quarter of 2001. This is the slowest pace since the first quarter of 1993, when consumer spending increased by only .8%. In the fourth quarter, consumers decreased their spending on durable goods, such as cars and household appliances, which only increased fourth-quarter GDP by .67 percentage points, compared to a 2.93 percentage point contribution by consumers in the second quarter.

                  1.3      Government Spending

                           After slowing for the first time in three quarters during the third quarter of 2002, federal government spending increased by 10.1 percent in the fourth quarter, led by an 11.2 percent increase in defense spending. Due to budget problems, state and local expenditures grew by only 1.7% in the fourth quarter, after increasing by 2.2% in the third quarter and by 8.9% one year ago.

                  1.4      Business Investment

                           Business investments grew for the first time since the third quarter of 2000. Business investment grew at a rate of 1.5% for the quarter, compared with a .8 percent decrease in the third quarter and a 10.9 percent decrease in the fourth quarter of 2001.

                  1.5      Rebuilding Inventories

                           Businesses added to inventories at a $3.3 billion annual rate in the fourth quarter, after adding $18.8 billion to inventories in the third quarter of 2002. This is a sharp change from the inventory reductions of 1990-1991.

                  1.6      Trade Deficit

                           Exports, affected by a strong dollar and a weak growth in overseas markets, deceased by 1.7% in the fourth quarter, compared with a 4.6% growth rate in the previous quarter and a 9.6% decrease in the fourth quarter of 2001. The import growth rate of 3.7 percent in the fourth quarter was slightly higher that the third quarter's rate increase of 3.3 percent but much higher than the fourth quarter of 2001, which had a decrease of 5.3 percent. During the quarter, the trade deficit rose above an annualized rate of $500 billion in real terms, or a record of
                           4.3 percentage points of the GDP.

         2        Consumer Prices and Inflation Rates

                  Inflationary pressures remained low during the fourth quarter. The Producer Price Index for finished goods, which measures inflationary pressures before they reach consumers, showed no change in December 2002 following a .4 decrease in November and a 1.1 percent increase in October.

         3        Interest Rates

                  During the fourth quarter, the Federal Reserve lowered the federal funds rate for the first time since December, 2001, to
                  1.25 percent. The discount rate at the end of December, 2002, was .75%. Long-term rates have remained low as well, which affects mortgages and other borrowing rates.

         4        Unemployment

                  The unemployment rate increased to 6.0% in the fourth quarter of 2002, up from 5.7% in the previous quarter; this equates to an unemployed population of 8.6 million. Despite large monthly fluctuations during the year, total employment was essentially unchanged from December 2001 to December 2002.

                  Average hourly earnings increased to $14.94 in the fourth quarter of 2002 from $14.81 in the previous quarter. Over the year, both average hourly earnings and average weekly earnings increases by 3.0 percent.

         5        Consumer Spending and Confidence

                  Consumer spending, which accounts for two-thirds of overall economic growth, which has been a strong point in the previous three quarters, increased at a modest rate of 1.0% per year in the fourth quarter of 2002. This is a decrease from a 4.2% rate of increase in the third quarter and was the worst showing since the first quarter of 1993.

                  The Conference Board reported that its index of consumer confidence was 80.3 in December, 2002, which is down from 84.9 in November. This was the sixth time the index has fallen in the last seven months, and was much weaker than economists had forecast. Conference Board numbers above 100 mean a growing economy, a figure between 80 and 100 suggests slow growth, while a reading below 80 indicates a recession.

         6        Stock Markets

                  In 2002, the US stock market turned in its third year of consecutive losses, which has happened only once in the twentieth century (1929 - 1932). All of the market indexes posted double-digit losses for the year, including the Dow Jones Industrial Average, which dropped 16.76% from the previous year. This is the Dow's largest decline in the last five years, and the greatest decline since 1977. The NASDAQ Composite lost 31.5% for the year, and is 73.6% off its high point in the first quarter of 2000. The S&P500 was down 23.4% for the year; this was the S&P's worst year since 1974.

         7        Construction

                  Housing starts increased 5.0% to 1.835 million units on an annual basis in December, 2002, from 1.747 million units the preceding month. Building permits, a more leading indicator of demand for new homes, rose 8.2% in December to an annual rate of 1.88 million units from 1.738 million in the previous month.

                  Thirty year mortgage rates, which average 7.21% last year, have been below the 6% mark in late 2002. While residential activity continued to be strong, construction spending on new commercial buildings was down; nonresidential construction spending for the year fell 16.4 percent.

         8        Manufacturing

                  Manufacturing, which accounts for roughly one-sixth of the US economy, was a bright spot for the fourth quarter of 2002, according to the Institute for Supply Management's monthly Manufacturing Index. At the same time, productivity, which is the amount of output per hour worked, decreased at an annual rate of .2% in the fourth quarter. This is down from a 4.0% pace in the previous quarter. Capacity utilization was 75.4% in December, down slightly from 76.0% at the end of the third quarter of 2002.

         9        Economic Outlook

                  Based on economic indicators from the fourth quarter of 2002, the US economy has not completely recovered from the recession of 2001. Despite the slow recovery, it appears that the US economy will continue to grow during the coming year. From a GDP growth rate of 3.3% expected in the first quarter of 2003, the growth rate is expected to be 2.9% in 2003.

                  The risk of inflation is expected to remain low during 2003. In this environment of slow economic growth, low risk of inflation, and financial uncertainty, Federal Reserve Board decided to lower its target for the Federal Funds Rate by fifty basis points to 1.25%. A press release dated November 6, 2002, stated that "the Committee continues to believe that an accommodative stance of monetary policy, coupled with still-robust underlying growth in productivity, is providing important ongoing support to economic activity. In these circumstances, they believe that today's additional monetary easing should prove helpful as the economy works its way through this current soft spot."

                  A major unknown at this time is the outcome of the war with Iraq. Early activity would indicate that the markets believe that the conflict will be short and decisive.

         10       Market Factors

                  As of March 31, 2003, the Dow Jones Industrial Average has closed at 7992.13, a decrease of 23.2% over the same period for the prior year. This is equivalent to a price-to-earnings ratio of 17.0 for the Dow stocks, which is in the lower quartile of their 50-week range. The NASDAQ Composite closed at 1341.17, a decline of 27.3% from the previous year. The prime rate stood at 4.25%, while three-month treasury bills offered a return of 1.15%, and 30-year treasury bonds offer a yield of 4.93%, compared to 1.81% and 5.79%, respectively, one year earlier. Industrial "A" bonds provided a yield of 5.98%, while utility "A" preferreds provided a yield of 6.87%.

         2.       Industry Overview

         The following comments are summarized from the WEFA Industrial Monitor overview of educational services.

         Public and private school enrollment in kindergarten through 12th grade is presently over 52 million. School enrollment has been rising since 1985 and is projected to continue to climb until 2006 when it reaches a plateau. At that point, increases will start to be seen in the early grades because of rising birth rates, as the cycle begins again with growth rates first seen at the early grades, before moving up to the advanced grades.

         During the current enrollment boom, most of the growth to this point has been at the elementary school level, with a plateau (and some inter-period declines) in high school (grades 9-12). Over the next few years, this circumstance will reverse as the bulge of elementary-school children move on to high school. Elementary-school enrollment is projected to increase only 2% by 2008 from 1996, while enrollment in high school is projected to rise to 16.2 million in 2008, an increase of 15% from 1996.

         Modest growth in elementary school enrollment will make it easy for those school systems to adjust. The bulge in high school students, however, will be a more difficult problem to deal with. The severity of the problem will vary greatly by location. With the shift in population from the northeast to the south and west, the southern and western states are predicting extremely high growth rates in school enrollment.

         This increasing enrollment will require capital expenditure for new buildings, and additional teachers. These increased spending requirements will keep school budgets under pressure for quite some time.

C.       BOOK VALUE AND FINANCIAL CONDITION

         The following summary balance sheet as of February 28, 2003, was derived from unaudited interim financial statements as provided by management. See Exhibit A for a comparison of historical balance sheets.

                               Media Source, Inc.

                              Summary Balance Sheet
                                   (unaudited)

                                February 28, 2003

Assets

         Cash                                                        $ 3,200,000
         Accounts Receivable                                           1,200,000
         Inventories (FIFO)                                              900,000
         Other Current                                                 1,200,000
                                                                     -----------

         Total Current                                                 6,500,000

         Property, net                                                 1,400,000
         Noncurrent investments                                        1,500,000
         Other, principally goodwill                                   2,000,000
                                                                     -----------

                                                                     $11,400,000
                                                                     ===========

Liabilities & Net Worth

         Deferred Revenue                                            $ 2,900,000
         Other Current Liabilities                                     1,100,000
         Long-term Debt                                                1,200,000
         Stockholders' Equity                                          6,200,000
                                                                     -----------

                                                                     $11,400,000
                                                                     ===========

         The solid operating performance of the past three years, coupled with the subscription program whereby many subscribers pay for their annual subscriptions in advance, has resulted in a very strong cash position. In fact, as summarized on Exhibit M, there is "excess" cash, that is, cash in excess of that required to support ongoing operations, estimated to be in the range of $1.5 million.

         Accounts receivable represents balances due on subscriptions. Despite the fact that the general conditions of the customer subscription program call for advance payment, credit is extended to a significant number of subscribers. Almost 60% of the receivable balance is over thirty days past due -- see Exhibit G for an aging summary. There are very few customers with balances in excess of $5,000, and, historically, writeoffs have been minimal.

         Management has taken a realistic attitude in valuation of its inventories, which are determined on a fifo-cost basis. The balance reflected above is net of a valuation reserve of approximately $700,000. These overstock items retained in inventory are used in promotional activities. Much of this overstock condition occurred prior to 2000, as the matching of purchases with anticipated subscription requirements has improved over the past several years.

         Other current assets of $1.2 million consist of prepaid expenses of $500,000, and a current deferred tax benefit, principally related to inventory valuation reserves (and a portion of the tax effect of the net operating loss carryforward), of $700,000. Although the Company is not a taxpayer, for financial reporting purposes it is required to reflect the tax effects of certain timing differences.

         Property of $1.4 million is principally the capitalized lease related to the operating facility.

         Noncurrent investments include a 50% limited partner interest in a warehouse for $240,000, minority interest in common stock in a community bank totaling $370,000, and several real estate interests, primarily in undeveloped land. These investments were acquired relatively recently. None of these carrying values represent a cash-equivalent value, as all of these interests are highly illiquid.

         Revenue is recognized as product is shipped. Deferred revenues relate to future commitments against customer subscriptions.

         Financial condition as reflected in these balance sheets can provide an indication of an enterprise's ability to attain earnings goals, but is a poor indication of fair market value, either of the enterprise or its common stock.

For reference purposes, the pro forma book value per share is as follows:

Book value per above                                                  $6,200,000
Proceeds from exercise of options                                        225,000
                                                                      ----------

Pro forma book value                                                  $6,425,000
                                                                      ==========

Outstanding shares                                                       323,776
Exercise of options                                                      100,000
                                                                      ----------

Pro forma outstanding shares                                             423,776
                                                                      ==========

         Pro forma book value per share                               $    15.16
                                                                      ==========

D.       REVIEW OF OPERATIONS AND EARNINGS CAPACITY

         The Junior Library Guild has been in operation since 1929. Throughout most of the recent past, this business was a minor operation in a much larger entity. With the disposal of the book fair business in 1998, however, library subscriptions became the sole operating focus. This increase in attention has lead to additional sales and marketing efforts, and improvements in matching purchasing with subscription requirements.

         Revenues have increased from $4.2 million in 2000 to $7.4 million in 2002, and margins have consistently been in excess of 60%, despite recognition of a sizable inventory obsolescence reserve during that time.

         In 2000, the Company also relocated to a smaller warehouse facility more in line with its current operating requirements. This change in facility, along with increased volume, has enabled the Company to reduce operating expense as a percentage of revenues from 51% in 2000 to 40% in 2002. Further, in a growing- revenue environment, increases in operating expenses, especially those that are employee-related, have trailed revenue growth.

         A formal operating budget is not prepared, but an overview of anticipated performance may be developed from management's assessment of contemplated operating levels.

         Management is of the opinion, derived from current subscription sale and renewal levels, that revenues in 2003 will most likely be in the range of those achieved in 2002. These revenues of approximately $7.5 million would be increased by approximately $500,000 from the December, 2002, acquisition of The Reading Circle, providing an indicated revenue in 2003 of $8 million. Given current pricing and purchasing conditions, a margin of 65% is projected for the Junior Library Guild. Pricing is not as favorable for the books sold by The Reading Circle, however; margins for this business line are projected to be 40%.

         As summarized on Exhibit K, this provides a combined projected gross margin of $5,075,000 for 2003 on revenues of $8 million.

         Management is of the opinion that operating expenses will increase over those achieved in 2002, due largely to increased staffing to properly handle the higher sales volume, to be more in line with the average of the last three years, or approximately 45% of revenues. This would indicate an aggregate operating expense of $3.6 million. As a result, projected operating income (income before interest and taxes) would be $1,475,000.

         In August, 2002, the board of directors unanimously approved an annual bonus to S. Robert Davis of 7 1/2% on all future sales of The Junior Library Guild in excess of $4.3 million. This compensation commenced with fiscal year ending December 31,2001, and will continue until terminated by the board. Projected operating expense reviewed above gives consideration to this bonus.

         Management is of the opinion that, given the Company's markets, competitive conditions, and other factors, this operation as presently constituted could possibly achieve revenues in the range of $10 million within the next five years. This would indicate an annual growth rate in revenues of approximately 5.5% from the projected 2003 baseline of $8 million.

         As reviewed above, there is a substantial net operating loss carryforward, approximately $14 million as of December 31, 2002, and, absent a "change in ownership," the Company will not be a taxpayer for some time to come.

E.       DIVIDEND PAYING CAPACITY AND PAYOUT HISTORY

         Dividends provide a stockholder with a means to realize the value of his investment in a tangible manner. This ability to realize the reward of ownership may affect the price of a stock. Also, a high dividend payout brings a certain liquidity to a thinly- traded stock.

         The Company's dividend paying capacity, as measured by its cash flow performance, has been quite positive over the last several years. However, the Company has not paid a dividend since December 27, 1985. The Company anticipates that for the foreseeable future it will retain any earnings to finance the expansion and development of its business, and no cash dividends will be paid on its common stock.

         Accordingly, a shareholder of Media Source would not look to dividend potential as either a source of liquidity or a measure of value in evaluating the Company's stock.

F.       GOODWILL AND INTANGIBLE VALUE

         Because of the nature of the business, any goodwill or intangible value would be associated with earnings potential. Since future earnings are included as a factor to be considered in our analysis, all assets, including any intangible asset value, are recognized.

G.       PREVIOUS SALES OF STOCK

         There have been no sales of equity securities over the last five years.

H.       COMPARABLE PUBLICLY-TRADED STOCKS

         We reviewed the population of publicly-traded securities in an attempt to identify companies which had industry, operating and size characteristics similar to Media Source. This review disclosed no such companies.

         Several of the companies which are considered to be competitors, even though their business model is not the same as Media Source, are private companies, and no information is available. These include Follett and Makin. Others, such as Baker & Taylor, Scholastic Corp., Barnes & Noble, Borders, and Ingram Industries are so large (sales in excess of $1 billion) and diverse, with revenues from children's book sales to libraries being a minuscule portion of their operations, that no relevant relationships could be made.

         The size of a business greatly affects its operating and financial characteristics. Larger businesses have greater depth of management, broader customer bases and service or product lines and easier access to the capital markets. This attention from the capital markets brings greater liquidity to the larger company's capital stock. Because of this size differential, it would be unreasonable to interpolate pricing or financial ratio data from these large companies to a business which has less than $10 million in annual revenues.

         One company from this population, Educational Development Corporation, was identified as possibly, on a preliminary basis, possessing some size and market similarities:

         Educational Development Corporation (EDUC)

         EDUC is the sole U.S. distributor of a line of children's books produced in the United Kingdom by Usborne Publishing Limited. Net sales for the twelve months ended November 30, 2002 (this company is on a February fiscal year) was $24.1 million. There are two principal divisions: Home Business Division and Publishing Division.

         The Home Business Division, with annual revenues of $15 million, distributes books through independent representatives who hold book showings in individual homes (a la Tupperware), and through book fairs and direct sales. This division also sells to school and public libraries.

         The Publishing Division, with annual revenues of $9 million, markets books directly to book stores, toy stores, specialty stores and other retail outlets.

         Operating income for the trailing twelve months through November 30, 2002, was $3.1 million, or 13% of revenues. Of the 3.83 million outstanding shares, 2.9 million shares are in the hands of the public shareholders. The shares are thinly traded, with daily volume generally below 10,000 shares, although there were several relatively large trading days in 2002. The share price has trended upward over the last year, from $5.50 to a recent $8.40.

         This company makes regular dividend distributions, amounting to over 10% of the trailing twelve months' net income. Also, there has been a pattern of share repurchases; over 1.3 million shares have been acquired over the last three years for $4 million.

         This closer examination discloses that the only point of similarity between EDUC and Media Source is that they both distribute books to libraries (a very small element of EDUC's business). EDUC is almost four times as large as Media Source, and has an entirely different business model. It is a captive distributor using pyramid marketing for most of its revenues. We have concluded that the differences far outweigh any similarities in this instance, thereby precluding any development of meaningful pricing/performance relationships.

         Not finding suitable reference companies in the public marketplace, we will use other means to evaluate the financial fairness of the proposed transaction.

                              IV. VALUATION METHODS

A.       METHODS CONSIDERED

         The book value or net asset approach may sometimes provide a useful basis for evaluating the shares of an investment company, but generally provides little guidance in the valuation of a going concern. We, therefore, will look to book value as a measure of financial strength and resources, but will not use it as a discrete factor in evaluating Media Source's common stock.

         Our search for comparable investments in the public marketplace did not provide a suitable mechanism for relating market share pricing to Company shares.

         We, therefore, looked to two of the traditional valuation methodologies to develop a range of share value from expected operating performance:

         Income approach - - capitalized future economic income method

         This is a method used to convert an estimate of a single year's economic income expectancy into an indication of value in one direct step, by multiplying the income estimate by an appropriate factor.

         Income approach - - discounted future economic income

         This methodology is based on a projection of a company's free cash flow for a specified time in the future, typically three to five years, and a calculation of its terminal value, which is typically a multiple of the pre-cash flow achieved at the end of the year of the projection period employed.

         These are essentially two variations on the same valuation theory.

B.       RELEVANT CALCULATIONS

         Income approach - - capitalized future economic income method

         We used the projected operating income of $1,475,000 for 2003, derived as reviewed above, as the starting point to develop projected free cash flow for 2003. Free cash flow is defined as "net income adjusted for depreciation, property additions, debt principal or other capital debt payments, and net changes in working capital." We considered this level of performance to be the "most likely" outcome of various scenarios.

         Development of projected free cash flow for 2003 is summarized on Exhibit K. Because of the availability of net operating loss carry forwards, no income tax provision was considered in determination of this free cash flow. This analysis indicates a projected free cash flow of $1,195,000.

         We capitalized this projected free cash flow at a capitalization rate of 6x.

         This capitalization rate was derived from our assessment of the required rate of return for an investment in this company, considering such factors as risk and growth.

         This calculation is summarized as follows:

Risk-free cost of capital                                                    2.18%
Equity premium                                                               7.10
Small capitalization premium                                                 5.73
Specific company factors                                                     7.09
                                                                            -----

Required rate of return                                                     22.10

Anticipated growth                                                          (5.50)
                                                                            -----

Present required rate of return                                             16.60%
                                                                            =====

Capitalization rate
(1/required rate of return,
  or 100/16.6%)                                                               6.0x
                                                                            =====

         The risk-free cost of capital is considered to be the current intermediate-term (five -year) Treasury securities rate. This rate is then further adjusted for the risk premiums applicable to equity securities over bonds and small-company risk factor as derived from an annual study of capital markets and costs ("Stocks, Bonds, Bills and Inflation") as conducted by Ibbotson and Associates. Specific company factors relate to business risks applicable to the Company, including such factors as specific industry risk, key employee risk, and the extremely small size of this enterprise.

         This calculation provided a value from operations to a 100% equity position in this business of $7,170,000. This balance was increased for non-operating assets, including investments in real estate and partnerships totaling $900,000 (after an adjustment to consider lack of liquidity in these investments), estimated excess working capital of $1,500,000, and pro forma option proceeds of $225,000 from the exercise of Mr. Davis' 100,000 share common stock option.

         This provides a total market value of invested capital of $9,795,000. Based on 423,776 pro forma outstanding shares, this calculation provides an indicated per- share value of $23.11.

         Income approach - - discounted future economic income

         From the cash flow and earnings projection for 2003, we developed a five-year free cash flow forecast. Under the "most likely" scenario, we assumed that revenues would reach $10 million by the fifth year, and that expense relationships would be constant. We also assumed that property additions would be equal to depreciation until the fifth year, when an additional $100,000 of property additions would be required to maintain the requisite operating levels. Because of the availability of net operating loss carry forwards, the Company would not be a tax payer during this projection period (and for a significant period beyond).

         We applied the discount rate, or cost of capital developed in the capitalization of income approach as outlined above (22% before considering expected growth) to the free cash flow projections.

         A residual, or terminal, value was also calculated as of the end of the projection period. In this instance, we assumed that there would be growth in free cash flow at the estimated long-term inflation estimate, 2.7%. The residual value is, therefore, a calculation of the present value of an investment which would produce 2007's net income, adjusted for constant growth, in perpetuity. This value was determined by capitalizing 2007's projected net income at 19.3% (the 22% discount rate used for the projection period less the compound growth in earnings of 2.7% over 2007's projected performance); this value was then discounted to present value at 22% (this approach somewhat overstates the residual value, as no tax effect has been considered once the entire net operating loss has been utilized - - however, the present value of this effect has been considered to be immaterial for these purposes).

         The resulting discounted cash flow from operations was adjusted for non-operating assets as outlined above.

         See Exhibit O for details of this calculation. This calculation provided a per share value of $22.42.

         To measure the sensitivity of the discount rate, or cost of capital, on this per-share analysis, we varied the discount rate by two percentage points (200 basis points) from 22% and held all other factors constant. This analysis indicated that each 100 basis point change affected the share price by approximately one dollar:

Discount rate of          20.0%         $ 24.32 per share

Discount rate of          24.0%         $ 20.88 per share

                                  V. CONCLUSION

A.       PER SHARE CONSIDERATIONS

         As discussed in Section IV, our analysis has resulted in the selection of capitalized adjusted historical earnings and discounted future earnings as the relevant factors in evaluating the common stock of Media Source, Inc. from a financial point of view.

         Under the methodology employed, a calculation using these factors would result in an aggregate value of freely-traded minority shares. Because of the Davis' offer to acquire all shares held by the public, we have given no consideration to the lack of marketability in these shares as evidenced in trailing trading volume.

B.       CONCLUSION

         Based upon our analysis of the factors deemed relevant, it is our opinion that the consideration to be received by the public shareholders of the Company, $24 per share in cash, in connection with the proposed transaction is fair, from a financial point of view, after the effect of Mr. Davis' exercise of his 100,000-share option.

                                    EXHIBITS

Exhibit A:  Historical Balance Sheet

Exhibit B:  Balance Sheet Percentages

Exhibit C:  Income Statements

Exhibit D:  Income Statement Percentages

Exhibit E:  Revenues - - 2000 - 2002

Exhibit F:  Expenses - - 2000 - 2002

Exhibit G: Receivable Aging

Exhibit H: Share Trading Volume

Exhibit I: Closing Share Price

Exhibit J: Shareholders - pro forma

Exhibit K: Projected Income Statement - 2003 - and valuation calculation

Exhibit L: Build-up of Equity Cost of Capital

Exhibit M: Excess Working Capital

Exhibit N: Cash Flow Forecast

Exhibit O: Discounted Cash Flow

Exhibit P:  Other Limiting Factors

Exhibit Q:  Qualifications

                                                                       EXHIBIT A

                               MEDIA SOURCE, INC.
                            HISTORICAL BALANCE SHEET

                          VALUATION DATE: March 31,2003



                                                                                   December 31,
                                               ----------------------------------------------------------------------------------
                                                    2002              2001            2000               1999             1998
Cash                                           $  3,615,741         1,837,813        1,807,959        1,160,512           998,432
Receivables                                       1,910,265         1,965,400        1,330,163          863,117           867,333
Inventory (FIFO)                                    876,021           918,263        1,259,489        1,003,695         1,271,336
Prepaid expenses                                    477,304           475,568          317,066          206,214           167,485
Deferred taxes                                      817,000           839,000          291,000                0                 0
                                               ------------      ------------     ------------     ------------      ------------
 TOTAL CURRENT                                    7,696,331         6,036,044        5,005,677        3,233,538         3,304,586
Property, net                                     1,375,216         1,459,703           80,954           94,264           119,754
Other                                             2,990,672         1,586,673        1,632,452        2,940,033         3,055,304
                                               ------------      ------------     ------------     ------------      ------------
 TOTAL ASSETS                                  $ 12,062,219         9,082,420        6,719,083        6,267,835         6,479,644
                                               ============      ============     ============     ============      ============

Current liabilities                            $  4,793,541         3,922,334        3,865,144        4,412,214         3,197,039
Long-term debt                                    1,258,775         1,224,399          300,000        1,082,001         2,056,914
Deferred taxes                                            0           321,000          191,000                0                 0
                                               ------------      ------------     ------------     ------------      ------------

 TOTAL LIABILITIES                                6,052,316         5,467,733        4,356,144        5,494,215         5,253,953
 NET CAPITAL(A)                                   6,009,903         3,614,687        2,362,939          773,620         1,225,691
                                               ------------      ------------     ------------     ------------      ------------
 TOTAL LIABILITIES
 AND CAPITAL                                   $ 12,062,219         9,082,420        6,719,083        6,267,835         6,479,644
                                               ============      ============     ============     ============      ============
NET WORKING CAPITAL                            $  2,902,790      $  2,113,710     $  1,140,533     $ (1,178,676)     $    107,547
                                               ------------      ------------     ------------     ------------      ------------
(A) CAPITAL ANALYSIS:

Beginning Balance                              $  3,614,687         2,362,939          773,620        1,225,691         5,202,184
 Net income                                       2,434,014         1,251,748        1,554,662         (439,171)       (3,976,493)
 Dividends                                                0                 0                0                0                 0
 Other, net                                         (38,798)                0           34,657          (12,900)                0
                                               ------------      ------------     ------------     ------------      ------------
Ending Balance                                 $  6,009,903         3,614,687        2,362,939          773,620         1,225,691
                                               ============      ============     ============     ============      ============
Deferred revenue in current liabilities        $  3,537,211      $  2,888,336     $  2,283,346     $  1,794,385      $  1,568,892
                                               ============      ============     ============     ============      ============

                                                                       EXHIBIT B


                               MEDIA SOURCE, INC.

                           BALANCE SHEET PERCENTAGES

                         VALUATION DATE: March 31, 2003



                                                        December 31,
                              ----------------------------------------------------------------
                                2002          2001          2000          1999          1998

Cash                              30.0          20.2          26.9          18.5          15.4
Receivables                       15.8          21.6          19.8          13.8          13.4
Inventory                          7.3          10.1          18.7          16.0          19.6
Prepaid expenses                   4.0           5.2           4.7           3.3           2.6
Other current                      6.8           9.2           4.3           0.0           0.0
                              --------      --------      --------      --------      --------
  TOTAL CURRENT                   63.8          66.5          74.5          51.6          51.0
Property, net                     11.4          16.1           1.2           1.5           1.8
Other                             24.8          17.5          24.3          46.9          47.2
                              --------      --------      --------      --------      --------
  TOTAL ASSETS                     100%          100%          100%          100%          100%
                              ========      ========      ========      ========      ========

Current liabilities               39.7          43.2          57.5          70.4          49.3
Long-term debt                    10.4          13.5           4.5          17.3          31.7
Deferred taxes                     0.0           3.5           2.8           0.0           0.0
                              --------      --------      --------      --------      --------
  TOTAL LIABILITIES               50.2          60.2          64.8          87.7          81.1
  NET CAPITAL                     49.8          39.8          35.2          12.3          18.9
                              --------      --------      --------      --------      --------

  TOTAL LIABILITIES
  AND CAPITAL                      100%          100%          100%          100%          100%
                              ========      ========      ========      ========      ========

                                                                       EXHIBIT C




                               MEDIA SOURCE, INC.

                               INCOME STATEMENTS

                        VALUATION DATE: March 31, 2003



AS REPORTED                                                     For the year ended   December 31,
                                     ------------------------------------------------------------------------------------
                                          2002             2001               2000             1999               1998

Net sales                            $  7,371,002         5,851,677         4,282,725         3,297,322         2,646,160
Cost of goods sold                      2,523,921         2,291,460         1,372,582         1,625,445         1,163,210
                                     ------------      ------------      ------------      ------------      ------------
  GROSS MARGIN                          4,847,081         3,560,217         2,910,143         1,671,877         1,482,950
Operating expense                       2,977,825         2,533,792         2,183,569         1,974,596         2,156,791
                                     ------------      ------------      ------------      ------------      ------------
  OPERATING INCOME (LOSS)               1,869,256         1,026,425           726,574          (302,719)         (673,841)
                                     ------------      ------------      ------------      ------------      ------------
Interest expense, net                      76,779            86,643            41,117           180,013           309,078
(Gain) loss on disc, operation                  0                 0          (622,273)           (4,024)        3,443,574
Other (income) expense                     (2,537)           84,034          (146,932)          (39,537)         (450,000)
                                     ------------      ------------      ------------      ------------      ------------

  INC (LOSS) BEFORE TAXES               1,795,014           855,748         1,454,662          (439,171)       (3,976,493)
 Tax provision (benefit)                 (639,000)         (396,000)         (100,000)                0                 0
                                     ------------      ------------      ------------      ------------      ------------
  NET INCOME (LOSS)                  $  2,434,014         1,251,748         1,554,662          (439,171)       (3,976,493)
                                     ============      ============      ============      ============      ============
 Depreciation & amortization         $    105,240      $    147,245      $     75,622      $    149,441      $    167,369
                                     ============      ============      ============      ============      ============


                                                                       EXHIBIT D


                               MEDIA SOURCE, INC.

                          INCOME STATEMENT PERCENTAGES

                         VALUATION DATE: March 31, 2003



                                                    For the years ended  December 31,
                                   --------------------------------------------------------------------------
                                      2002            2001            2000            1999             1998


Net sales                               100.0           100.0           100.0           100.0           100.0
Cost of goods sold                       34.2            39.2            32.0            49.3            44.0
                                   ----------      ----------      ----------      ----------      ----------
  GROSS MARGIN                           65.8            60.8            68.0            50.7            56.0
Operating expense                        40.4            43.3            51.0            59.9            81.5
                                   ----------      ----------      ----------      ----------      ----------
  OPERATING INC (LOSS)                   25.4            17.5            17.0            (9.2)          (25.5)
                                   ----------      ----------      ----------      ----------      ----------
Interest expense, net                     1.0             1.5             1.0             5.5            11.7
(Gain) loss on disc. oper                 0.0             0.0           (14.5)           (0.1)          130.1
Other (income) expense                   (0.0)            1.4            (3.4)           (1.2)          (17.0)
                                   ----------      ----------      ----------      ----------      ----------
  INC (LOSS) BEFORE TAXES                24.4            14.6            34.0           (13.3)         (150.3)
Tax provision (benefit)                  (8.7)           (6.8)           (2.3)            0.0             0.0
                                   ----------      ----------      ----------      ----------      ----------
  NET INCOME (LOSS)                      33.0            21.4            36.3           (13.3)         (150.3)
                                   ==========      ==========      ==========      ==========      ==========

                                                                       EXHIBIT E


                               MEDIA SOURCE, INC.

                                    REVENUES
                                  2000 - 2002


                         VALUATION DATE: March 31, 2003





                                                           For the year ended December 31,
                     --------------------------------------------------------------------------------------------------------------
BOOK SALES               2002                                  2001                                   2000

Subscriptions        $5,405,875                      87.6%  $4,430,134                     89.1%   $3,302,632                 89.4%
One shots               726,356                      11.8%     463,405                      9.3%      380,231                 10.3%
Other                    37,836                       0.6%      78,596                      1.6%       10,130                  0.3%
                     ----------                             ----------                             ----------
    Book sales        6,170,067         83.7%       100.0%   4,972,135         85.0%      100.0%    3,692,993     85.2%      100.0%
                     ----------                             ----------                             ----------

PROCESSING REVENUE

Disc price               89,766                                109,339                                 74,508
Barcodes                 60,065                                 46,950                                 29,435
Card kits                55,928                                 60,443                                 56,139
Mylar covers             75,731                                 44,488                                 24,860
Accelerated reader       69,245                                 31,114                                 11,685
Other                     4,585                                  2,390                                  1,086
                     ----------                             ----------                             ----------
   Processing revenue   355,320          4.8%                  294,724          5.0%                  197,713      4.6%
                     ----------                             ----------                             ----------
SHIPPING                845,615         11.5%                  584,818         10.0%                  445,412     10.3%
                     ----------                             ----------                             ----------
TOTAL SALES          $7,371,002        100.0%               $5,851,677        100.0%               $4,336,118    100.0%
                     ==========                             ==========                             ==========

   % increases             26.0%                                  35.0%



Reconciliation of 2000 to financial statements:

2000 revenues per
above                $4,336,118
Oxford Resources       (291,018)
Inter-company sales     237,625
                     ----------
Per financial
statements           $4,282,725
                     ==========

                                                                       EXHIBIT F

                               MEDIA SOURCE, INC.

                                    EXPENSES
                                  2000 - 2002

                         VALUATION DATE: March 31 , 2003


                                          YTD nine months                                Year ended December 31 ,
                                 ---------------------------------                 -----------------------------------
                                  Sept -02               Sept -01                     2001                     2000
                                 ----------             ----------                 ----------               ----------

REVENUES                         $5,364,961   100.0%    $4,159,657      100.0%     $5,851,677     100.0%    $4,282,725      100.0%
                                 ==========             ==========                 ==========               ==========
Salaries & wages                 $  222,470             $  200,921                 $  273,173               $  204,808
Commissions                         162,969                155,917                    228,386                  161,451
Postage                              34,884                 44,229                     55,933                   36,928
Other < $50 annually                130,891                 99,887                    118,770                   68,800
                                 ----------             ----------                 ----------               ----------
    SELLING                         551,214    10.3%       500,954       12.0%        676,262      11.6%       471,987       11.0%
                                 ----------             ----------                 ----------               ----------
Salaries and wages                  685,499                617,741                    831,711                  750,326
Bonuses                             155,661                155,661                    130,678                   10,000
Health insurance                     47,595                 44,719                     61,260                   36,398
Telephone                            51,273                 54,255                     70,838                   82,594
Other < $50 annually                257,408                193,646                    384,186                  352,497
                                 ----------             ----------                 ----------               ----------
    ADMINISTRATIVE                1,197,436    22.3%     1,066,022       25.6%      1,478,673      25.3%     1,231,815       28.8%
                                 ----------             ----------                 ----------               ----------
Rent                                 69,086                152,207                     84,904                  236,092
Other < $50 annually                 15,342                 16,254                     20,858                   38,354
                                 ----------             ----------                 ----------               ----------
     OCCUPANCY                       84,428     1.6%       168,461        4.0%        105,762       1.8%       274,446        6.4%
     MAINTENANCE                     56,593     1.1%        51,531        1.2%         67,277       1.1%        67,566        1.6%
TAXES & INSURANCE                   127,088     2.4%        53,557        1.3%         58,545       1.0%       111,292        2.6%
                                 ----------             ----------                 ----------               ----------
     TOTAL                       $2,016,759    37.6%    $1,840,525       44.2%      2,386,519      40.8%     2,157,106       50.4%
                                 ==========             ==========
Depreciation                                                                          147,245                   75,622
Other                                                                                      28                  (49,159)
                                                                                   ----------               ----------
PER FINANCIAL STATEMENTS                                                           $2,533,792               $2,183,569
                                                                                   ==========               ==========

                                                                       EXHIBIT G

                               MEDIA SOURCE, INC.

                                RECEIVABLE AGING
                                December 31, 2002

                         VALUATION DATE: March 31, 2003



Under 30                 $  771,187        42.6%
  >30                       380,998        21.1%
  >60                       238,347        13.2%
  >90                       302,172        16.7%
  >120                      116,754         6.5%
                         ----------
                          1,809,458       100.0%
Misc. receivables           100,807
                         ----------
                         $1,910,265
                         ==========

                                                                       EXHIBIT H


                               MEDIA SOURCE, INC.

                              SHARE TRADING VOLUME
                                      2002
                              and ytd thru 2/28/03

                         VALUATION DATE: March 31, 2003




                   Daily share volume *            Traded for        Trading  Days w/
 2002               High            Low              month             days   trades
--------         --------        --------          ----------        ------------------
January            1,100            100               2,000             21       3
February          36,600            200              38,500             19       3
March              2,100            500               6,500             20       5
April              2,000            300               7,800             22       6
May                3,200            100              17,100             22      13
June               1,500            200               2,400             20       5
July                   0              0                   0             22       0
August               300            100                 900             22       5
September            300            100                 500             20       3
October            1,600            100               4,400             23       6
November          10,900            100              16,900             20       8
December           2,200            400               5,200             21       5


                                                    102,200

2003

January            1,400            100               3,600             20       8
February           3,100            100               5,400             19       5
March                300            100                 400             22       2

                                                      9,400

*  for days with trades

                                                                       EXHIBIT I

                               MEDIA SOURCE, INC.
                              CLOSING SHARE PRICE
                                   1998- 2002
                              and ytd thru 2/28/03
                         VALUATION DATE: March 31, 2003



                                Closing price                         Period
                                    High              Low              end
                                -------------       ---------     -------------

1998    First quarter               32.500            30.000
        Second quarter              25.000            23.750
        Third quarter                6.250             5.000
        Fourth quarter               3.750             3.750

1999    First quarter                2.250             0.100
        Second quarter               1.875             0.100
        Third quarter                1.500             0.750
        Fourth quarter               1.750             0.750

2000    First quarter                1.500             1.000
        Second quarter               2.188             1.250
        Third quarter                2.938             1.750
        Fourth quarter               5.500             2.530

2001    First quarter                6.000             3.750
        Second quarter               6.500             4.000
        Third quarter                6.000             4.000
        Fourth quarter               8.000             3.625

2002    First quarter               13.200             5.500
        Second quarter              26.500            12.000
        Third quarter               20.500            16.500

        Fourth quarter:

        October                     $17.00            $15.00            $15.30
        November                    $21.50            $15.30            $22.00
        December                    $22.00            $18.00            $18.00

2003    January                     $22.00            $17.00            $22.00
        February                    $24.50            $20.75            $24.50
        March                       $25.50            $23.00            $24.00

        Share price, 11/11/02                                           $20.01


These over-the counter quotes reflect inter-dealer prices, without retail mark-up, markdown or commissions, and may not necessarily represent actual transactions.

                                                                       EXHIBIT J


                               MEDIA SOURCE, INC.

                             SHAREHOLDERS pro forma

                         VALUATION DATE: March 31, 2003

From 2002 10-k


S. Robert Davis                    274,502       64.78%     (A)  (B)

Charles R. Davis                    38,963        9.19%

Robert Moton                        16,600        3.92%     (C)

Randall J. Asmo                     11,558        2.73%

Juan F Sotos, M.D.                   2,890        0.68%

Bent A. Garland                         25        0.01%

Rodney L. Taylor                         0        0.00%

All others                          79,238       18.70%
                                ----------

                                   423,776      100.00%
                                ==========


         (A)      Reflects exercise of 100,000 share option

         (B) Includes 1,225 shares owned by Mr. Davis' wife as to which Mr. Davis disclaims beneficial ownership.

         (C)      Not an officer or director

This pro forma schedule of shareholders reflects Mr. Davis' exercise of his 100,000-share option. This option is not exercisable until May 10, 2003. For purposes of this analysis, it has been assumed that the contemplated purchase of publicly-held minority shares will occur after May 10, 2003, and Mr. Davis will exercise his option.

                                                                       EXHIBIT K




                               MEDIA SOURCE, INC.
                        PROJECTED INCOME STATEMENT - 2003
                            and valuation calculation
                         VALUATION DATE: March 31,2003

Derived from
 management's
 projections


                                                                                        Free
                                                  Junior            The              cash flow
                                                 Library          Reading            ----------
                                                  Guild           Circle              Combined
                                                ----------      ----------           ----------

Revenues                                        $7,500,000      $  500,000           $8,000,000
Cost of sales                                    2,625,000         300,000            2,925,000
                                                ----------      ----------           ----------
Gross margin                                    $4,875,000      $  200,000            5,075,000
                                                ==========      ==========           ----------
                                                      65.0%           40.0%                63.4%
Operating expense                                                                     3,600,000
                                                                                     ----------
Operating income                                                                      1,475,000
     Interest                                                                           (80,000)
                                                                                     ----------
Income before tax                                                                     1,395,000
      Tax provision                                                                           0
                                                                                     ----------
Net income                                                                            1,395,000
Depreciation                                                                            100,000
Property additions                                                                     (100,000)
Loan principal                                                                         (120,000)
Other, net                                                                              (80,000)
                                                                                     ----------
     FREE CASH FLOW                                                                   1,195,000
Capitalize at -                                                    Exhibit L               6.00x
                                                                                     ----------
To equity from operations                                                             7,170,000

Nonoperating assets:
LT Investments @ 3/31/03 See text                               $1,500,000
Lack of marketability                                 40.0%       (600,000)             900,000
                                                                ----------
Excess working capital                           Exhibit M                            1,500,000

Option proceeds                                                                         225,000
                                                                                     ----------
     Total to equity                                                                 $9,795,000
                                                                                     ==========


Pro forma outstanding shares                                     Exhibit J              423,776
                                                                                     ==========
                                                 Per share                           $    23.11
                                                                                     ==========

Trailing performance:                          Oper income
                           2002                $1,700,000                 3           5,100,000
                           2001                 1,026,000                 2           2,052,000
                           2000                   727,000                 1             727,000
                                                                          6           7,879,000
             Weighted average                                                        $1,313,167
               Average                                                               $1,151,000
               Median                                                                $1,026,000
              Std. deviation                                                           $406,941

                                                                      EXHIBIT L


                               MEDIA SOURCE, INC.

                             BUILD-UP OF EQUITY COST
                                   OF CAPITAL

                        VALUATION DATE: March 31, 2002

Risk-free investment - intermediate-term Treasury bonds (5-yr)                 2.18%

Equity risk premium (A)                                                        7.10%
                                                                            -------
Average equity return - large companies                                        9.28%
Risk premium for size - 10th dectile (A)                                       5.73%
                                                                            -------
Average equity return - small capitalization companies                        15.01%
Other risk factors (B)                                                         7.09%
                                                                            -------
Cost of equity capital                                                        22.10%
Anticipated growth (C)                                                         -5.5%
                                                                            -------
Present pre-tax cost of capital                                                16.6%
                                                                            =======
Capitalization rate                                                             6.0 x
                                                                            =======


(      1       /           16.60% )

(A)      "Stocks, Bonds, Bills and Inflation" -2002 Yearbook - Ibbotson and
         Associates

(B)      Subjectively determined. Considers factors such as -

                  -        specific industry risk

                  -        key employee risk

                  -        extremely small size

(C) Compound growth rate to reach $10 million in revenues in five years - see Exhibit N

                                                                       EXHIBIT M

                               MEDIA SOURCE, INC.
                             EXCESS WORKING CAPITAL

                         VALUATION DATE: March 31, 2003




Deferred revenues (D)                                  $2,900,000

Cost of sales @                                             35.00%    $1,015,000  (A)
Months to sell:
Annual revenue (E)                        $7,500,000
                                          ==========
Monthly revenue                           $  625,000
                                          ==========
Months to ship deferred rev.                    4.64 months
                                          ==========

Round to -                                      5.00 months
                                          ==========

Monthly operating expense                 $  300.000
                                          ==========
Total operating expense                                                1,500,000  (B)
Debt service                                                             100,000  (C)
Current liabilities                                                    1,100,000  (D)
                                                                      ----------

Working capital requirements                                          $3,715,000
                                                                      ==========
Working capital resources (D):
Cash                                                   $3,200,000
Receivables                                             1,200,000
Inventory                                                 900,000     $5,300,000
                                                       ----------     ==========

Excess cash                                                           $1,585,000
                                                                      ==========

Round to -                                                            $1,500,000
                                                                      ==========


         This analysis quantifies excess working capital by estimating the amount of cash resources which would be required to satisfy the existing liability as of March 31, 2003 for subscriptions already sold.

         This is an overly simplistic analysis, and is solely intended to provide an indication of the upper bound of "free" cash resources of the Company.

(A)      Inventory required to satisfy existing subscription liability

(B)      Six months' projected operating expense

(C)      Six months' debt service

(D) Based upon interim internal February 28, 2003 financial data as provided by management

(E)      Projected for JLG

                                                                       EXHIBIT N

                              MEDIA SOURCE, INC.
                              CASH FLOW FORECAST
                         VALUATION DATE: March 31, 2003


                                                      For the years ended December 31,
                              -----------------------------------------------------------------------------------
                                  2003             2004              2005               2006            2007

Net sales                     $ 8,000,000         8,440,000         8,904,200         9,393,931         9,910,597
Cost of goods sold              2,925,000         3,085,875         3,255,598         3,434,656         3,623,562
                              -----------       -----------       -----------       -----------       -----------
  GROSS MARGIN                  5,075,000         5,354,125         5,648,602         5,959,275         6,287,035
            %                        63.4%             63.4%             63.4%             63.4%             63.4%

Operating expense               3,600,000         3,798,000         4,006,890         4,227,269         4,459,769
                              -----------       -----------       -----------       -----------       -----------
  OPERATING INCOME              1,475,000         1,556,125         1,641,712         1,732,006         1,827,266
                              -----------       -----------       -----------       -----------       -----------
            %                        18.4%             18.4%             18.4%             18.4%             18.4%

Interest expense                   80,000            80,000            80,000            80,000            80,000
Other(income)expense                    0                 0                 0                 0                 0
                              -----------       -----------       -----------       -----------       -----------
  INCOME BEFORE TAX             1,395,000         1,476,125         1,561,712         1,652,006         1,747,266
Tax provision                           0                 0                 0                 0                 0
                              -----------       -----------       -----------       -----------       -----------
  NET INCOME                    1,395,000         1,476,125         1,561,712         1,652,006         1,747,266

            %                        17.4%             17.5%             17.5%             17.6%             17.6%

Depreciation                      100,000           105,500           111,303           117,424           123,882
Property additions               (100,000)         (105,500)         (111,303)         (117,424)         (223,882)
Loan principal needs             (120,000)         (120,000)         (120,000)         (132,000)         (132,000)
Add'l capital needs               (80,000)                0             5,000            10,000            15,000
                              -----------       -----------       -----------       -----------       -----------
  CASH FLOW                   $ 1,195,000         1,356,125         1,446,711         1,530,006         1,530,267
                              ===========       ===========       ===========       ===========       ===========

KEY ASSUMPTIONS:

-        revenues grow to $10 million by 2007

-        margins and expense relationships constant throughout projection period

-        no income taxes due to utilization of loss carryforwards

-        no need for significant capital additions

                                                                       EXHIBIT O


                               MEDIA SOURCE, INC.

                              DISCOUNTED CASH FLOW

                         VALUATION DATE: March 31, 2003





                      Projected                                                             Present value
                      cash flow                                                             discounted at
    Year             (Exhibit N)                                                                 22%
                    ------------                                                            --------------

    2003            $ 1,195,000                                                               $  979,508
    2004              1,356,125                                                                  911,129
    2005              1,446,711                                                                  796,714
    2006              1,530,006                                                                  690,643
    2007              1,530,267                                                                  566,198
Residual  (A)                                                                                  2,933,666
                                                                                              ----------


                      Discounted cash flow                                                     6,877,859
                      Other investments, net                            Exhibit K                900,000
                      Excess working capital                            Exhibit M              1,500,000
                      Option proceeds                                                            225,000
                                                                                              ----------

                      Total equity value                                                      $9,502.859
                                                                                              ==========

                      Pro forma shares outstanding                      Exhibit J                423,776
                                                                                              ==========

                             Per share                                                        $    22.42
                                                                                              ==========

(A) Present value of an investment which would produce 2007's projected cash flow in perpetuity with constant growth. This residual, or terminal, value was determined by capitalizing 2007's projected net income at 19.3% (22% less the growth rate of 2.7% assumed to be constant for the residual period); this value was then discounted to present value at 22%.

(B) To measure the sensitivity of the discount rate on resulting per-share value in this analysis, we varied the discount rate by two percentage points (200 basis points) above and below 22%, and held all other factors constant. This analysis indicated that each 100 basis point change affected the share price by approximately one dollar:


                                                          Discount rate of        20.0%           $24.32 per share

                                                          Discount rate of        24.0%           $20.88 per share

                                                                       EXHIBIT P



                               MEDIA SOURCE, INC.

                             OTHER LIMITING FACTORS

                         VALUATION DATE: March 31, 2003









Management has advised us that they are aware of no environmental matters which would affect the value of the Company's shares; we have performed no independent verification of these representations.

We shall not be required to give testimony in any court or other forum, or be in attendance at any hearings or depositions with respect to this report or the information contained herein, unless prior arrangements with the Company have been made.

This analysis has been performed to assist the Company as referred to above and is to be used only for this purpose, and no one may rely upon this report for any other purpose. The Company may show this report only to those third parties who need to review the information contained herein. The Company has agreed to indemnify and hold us and our employees and agents harmless from any liability, including attorney fees, damages and costs which may result from improper use or reliance by the Company or third parties.

No reference to our name, the engagement letter, or this report in whole or in part, in any document you prepare and/or distribute to third parties may be made without our prior written consent. We will maintain the confidentiality of all conversations and documents provided to us, as well as the contents of our engagement letters and reports, subject to legal and/or administrative process or proceedings.

We are independent as to the Company and its stock. Neither Commonwealth Business Advisory Group nor the individuals involved with this valuation have any present or contemplated future interest in the Company or any other interest which would affect making a fair and unbiased valuation. Our compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

                                                                       EXHIBIT Q



                               MEDIA SOURCE, INC.

                                 QUALIFICATIONS

                         VALUATION DATE: March 31, 2003







Commonwealth Business Advisory Group, Inc., is the successor in business to the Business Advisory Group of National City Corporation.

In addition to considerable activities related to evaluating, managing and selling closely-held business interests, the National City business advisory group provided valuation services for use in personal financial planning, Employee Stock Ownership Plans, estate and gift taxes, corporate restructuring, fairness opinions and business litigation support. Mr. Kiesling directed this function.

Mr. Kiesling has a degree in accounting from Grove City College, Grove City, PA, and has training as a Certified Public Accountant. He had extensive experience in the commercial audit division of an international "Big Eight" accounting firm, and has also held the position of Chief Financial Officer of a $100 million closely-held company. He is presently a Candidate for Senior Appraiser designation with the American Society of Appraisers.

In addition to performing and directing numerous business valuation studies, including testimony in court and settlement proceedings, he has made presentations to professional societies and seminars on matters related to valuation of business interests.

His experience also includes analysis of closely-held business interests in connection with contemplated purchase or sale, as well as structuring and consummating purchase and sale transactions. His background in public accounting included working with private and publicly-held companies, principally engaged in manufacturing and retailing. He has directed and performed projects covering a broad industry group, including manufacturing, wholesale distribution, professional services, financial services, insurance and contracting.